SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 2 August 2023
99.2	Transaction in Own Shares dated 3 August 2023
99.3	Transaction in Own Shares dated 4 August 2023
99.4	Transaction in Own Shares dated 7 August 2023
99.5	Transaction in Own Shares dated 8 August 2023
99.6	Director/PDMR Shareholding dated 9 August 2023
99.7	Holding(s) in Company dated 10 August 2023

Exhibit No: 99.1

02 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 August 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	01 August 2023

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 57.3200

Highest price paid per share:	£ 57.8600

Average price paid per share:	£ 57.6649

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,782,398 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9796H_1-2023-8-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 01 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	40,000
Highest price paid (per ordinary share)	£ 57.8600
Lowest price paid (per ordinary share)	£ 57.3200
Volume weighted average price paid(per ordinary share)	£ 57.6649

Exhibit No: 99.2

03 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 August 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	02 August 2023

Aggregate number of ordinary shares purchased:	132,702

Lowest price paid per share:	£ 56.1600

Highest price paid per share:	£ 57.1200

Average price paid per share:	£ 56.9405

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,649,696 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1338I_1-2023-8-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 132,702 (ISIN: GB00BHJYC057)

Date of purchases: 02 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	57,413	45,281	20,468	9,540
Highest price paid (per ordinary share)	£ 57.1200	£ 57.1200	£ 57.1200	£ 57.1200
Lowest price paid (per ordinary share)	£ 56.1600	£ 56.1600	£ 56.1800	£ 56.2200
Volume weighted average price paid(per ordinary share)	£ 56.9570	£ 56.8745	£ 57.0097	£ 57.0065

Exhibit No: 99.3

04 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 August 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	03 August 2023

Aggregate number of ordinary shares purchased:	181,262

Lowest price paid per share:	£ 56.0200

Highest price paid per share:	£ 56.6000

Average price paid per share:	£ 56.3289

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,468,434 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2902I_1-2023-8-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 181,262 (ISIN: GB00BHJYC057)

Date of purchases: 03 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	101,972	45,453	22,934	10,903
Highest price paid (per ordinary share)	£ 56.6000	£ 56.6000	£ 56.6000	£ 56.6000
Lowest price paid (per ordinary share)	£ 56.0200	£ 56.0200	£ 56.0200	£ 56.0200
Volume weighted average price paid(per ordinary share)	£ 56.3284	£ 56.3229	£ 56.3340	£ 56.3480

Exhibit No: 99.4

07 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 August 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	04 August 2023

Aggregate number of ordinary shares purchased:	8,764

Lowest price paid per share:	£ 55.5200

Highest price paid per share:	£ 56.1200

Average price paid per share:	£ 55.7808

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,459,670 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4231I_1-2023-8-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 8,764 (ISIN: GB00BHJYC057)

Date of purchases: 04 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	8,764
Highest price paid (per ordinary share)	£ 56.1200
Lowest price paid (per ordinary share)	£ 55.5200
Volume weighted average price paid(per ordinary share)	£ 55.7808

Exhibit No: 99.5

08 August 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 August 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	07 August 2023

Aggregate number of ordinary shares purchased:	21,503

Lowest price paid per share:	£ 56.0000

Highest price paid per share:	£ 56.7000

Average price paid per share:	£ 56.3283

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 167,438,167 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5689I_1-2023-8-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 21,503 (ISIN: GB00BHJYC057)

Date of purchases: 07 August 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,503
Highest price paid (per ordinary share)	£ 56.7000
Lowest price paid (per ordinary share)	£ 56.0000
Volume weighted average price paid(per ordinary share)	£ 56.3283

Exhibit No: 99.6

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 8 August 2023 awards in respect of the following number of shares were granted under the Company's Deferred Award Plan:

Name of PDMR	Number of shares
Elie Maalouf	19,770
Jolyon Bulley	7,750

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards for the 2023-2025 cycle under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 19,770 free shares; the number of shares calculated by reference to a price of GBP 56.74, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2025, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2023-08-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards for the 2023-2025 cycle under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 7,750 free shares; the number of shares calculated by reference to a price of GBP 56.74, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2025, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2023-08-08
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.7

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name
Boron Investments B.V.

City of registered office (if applicable)
Zeist

Country of registered office (if applicable)
Netherlands

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

01-Aug-2023

6. Date on which Issuer notified

01-Aug-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.051902	0.000000	4.051902	6800000
Position of previous notification (if applicable)
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	6800000	0	4.051902	0.000000
Sub Total 8.A	6800000		4.051902%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Stichting Administratiekantoor Boron	Boron Holding N.V.	4.051902	0.000000	4.051902%
Boron Holding N.V.	Stoetwegen Holdings N.V.	4.051902	0.000000	4.051902%
Stoetwegen Holdings N.V.	Boron Holding B.V.	4.051902	0.000000	4.051902%
Boron Holding B.V.	Boron Investments B.V.	4.051902	0.000000	4.051902%
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This is a correction of a previous notification dated 1 August 2023. Stichting Administratiekantoor Boron is controlled by 5 board members and therefore has no ultimate controlling person. This submission is made by Boron Investments B.V on behalf of itself and each of the following group entities: (i) Stichting Administratiekantoor Boron; (ii) Boron Holding N.V; (iii) Stoetwegen Holdings N.V.; and (iv) Boron Holding B.V.

12. Date of Completion

10-Aug-2023

13. Place Of Completion

Zeist, The Netherlands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	11 August 2023